Filed Pursuant to Rule 433
Registration No. 333-233403-02

Entergy Texas, Inc.
$300,000,000
First Mortgage Bonds,
3.55% Series due September 30, 2049
Final Terms and Conditions
September 16, 2019

Issuer:	Entergy Texas, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	Baa1 (positive outlook) by Moody’s Investors Service A (stable outlook) by S&P Global Ratings

Trade Date:	September 16, 2019

Settlement Date (T+4)(2):	September 20, 2019

Principal Amount:	$300,000,000

Interest Rate:	3.55%

Interest Payment Dates:	March 30 and September 30 of each year

First Interest Payment Date:	March 30, 2020

Final Maturity Date:	September 30, 2049

Optional Redemption Terms:	Make-whole call at any time prior to March 30, 2049 at a discount rate of Treasury plus 20 bps and, thereafter, at par

Benchmark Treasury:	2.875% due May 15, 2049

Spread to Benchmark Treasury:	+128 bps

Benchmark Treasury Price:	111-31

Benchmark Treasury Yield:	2.315%

Re-offer Yield:	3.595%

Price to Public:	99.177% of the principal amount

Net Proceeds Before Expenses:	$294,906,000

CUSIP / ISIN:	29365T AJ3 / US29365TAJ34

Joint Book-Running Managers:	BNP Paribas Securities Corp.
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
Regions Securities LLC
Wells Fargo Securities, LLC

Co-Manager:	Loop Capital Markets LLC
___________________________
(1) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2) It is expected that delivery of the bonds will be made on or about September 20, 2019, which will be the fourth business day following the date hereof (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the bonds initially will settle in T+4, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds prior to their date of delivery should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.
Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) BNP Paribas Securities Corp. toll-free at 1-800-854-5674, (ii) Mizuho Securities USA LLC toll free at 1-866-271-7403, (iii) MUFG Securities Americas Inc. toll free at 1-877-649-6848, (iv) Regions Securities LLC toll free at 1-404-279-7400 or (v) Wells Fargo Securities, LLC toll free at 1-800-645-3751.